Hogan Lovells International LLP Atlantic House Holborn Viaduct London EC1A 2FG T +44 20 7296 2000 F +44 20 7296 2001 www.hoganlovells.com

February 26, 2014

Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission 100 F. Street N.E. Washington, DC 20549-7010	Jaime Huertas Direct: 020 7296 2351 jaime.huertas@hoganlovells.com
	Our ref Matter ref	JAH/2719503 H5944/00001

Dear Ms Jenkins,

HARMONY GOLD MINING COMPANY LIMITED

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2013

FILED OCTOBER 25, 2013

FILE NO. 001-31545

We are in receipt of your letter of February 19, 2014 to our client, Harmony Gold Mining Company Limited (the “Company”), asking that the Company respond to your inquiry within ten business days or inform you of when the Company will provide you a response. Because the Company will require further time to gather the requested materials and formulate the requested response in coordination with its independent auditors, the Company will be able to provide a response on or before March 19, 2014.

Thank you for your co-operation.

Yours sincerely,

/s/

Jaime Huertas

cc:
Graham Briggs
Frank Abbott
Michelle Kriel
Riana Bisschoff

Hogan Lovells International LLP is a limited liability partnership registered in England and Wales with registered number OC323639 and is authorised and regulated by the Solicitors Regulation Authority of England and Wales. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.

“Hogan Lovells” is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated Offices: Budapest Jakarta Jeddah Riyadh Zagreb.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.